Exhibit 21.1

Subsidiaries of Flexsteel Industries, Inc.

DMI Furniture, Inc

DMI Management, Inc. *

DMI Sourcing Company, LLC *

DMI Business Consulting Company (Shenzhen) Co. Ltd.*

Thailand LLC (99.99% interest) *

Vietnam Representative Office *

Desert Dreams, Inc. **

Four Seasons Inc. **

*	Subsidiaries of DMI Furniture, Inc.
**	Inactive subsidiaries